

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Craig Wood
Chief Executive Officer
Vast Renewables Ltd
226-230 Liverpool Street
Darlinghurst, NSW 2010
Australia

Re: Vast Renewables Ltd
Form F-4
Exhibit Nos. 10.17, 10.24
Filed November 13, 2023
File No. 333-272058

Dear Craig Wood:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Manufacturing